Exhibit 99.8

Perdigão S.A.

Notice to Shareholders — 04/11/2008

The Board of Directors, in a meeting held on April 11, 2008, approved the distribution of interest on its own capital to shareholders at the rate of R$0.37 gross per share.

The payment will begin on August 29, 2008 at the rate of R$0.25 gross per share, and February 27, 2009 at the rate of R$ 0.12 gross per share, with withholding tax according to the law in effect.

This payment will be included in compulsory dividends, according to current law.

For further information, please contact:

Investor Relations Department

Av. Escola Politécnica, 760 — 2nd Floor

05350-901 - São Paulo - SP — Brazil

Telephones: (5511) 3718-5301/5306/5465

Fax: (5511) 3718-5297

E-mail: acoes@perdigao.com.br

São Paulo (SP), April 11, 2008

Wang Wei Chang

Chief Financial Officer